FOR IMMEDIATE RELEASE

                                                              November 30, 2005
                                                          ADVANTEST CORPORATION
                                           (Toshio Maruyama, President and CEO)
                                   (Stock Code Number: 6857, TSE first section)
                                                     (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo -November 30, 2005 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and a shareholders resolution at the 63rd annual general meeting of shareholders under the terms set forth below.



1.  Date of issuance                                          December 1, 2005
2.  Number of stock acquisition rights issued                 80
3.  Issuance price                                            No consideration shall be paid.
4.  Class and total number of shares underlying the stock     8,000 shares of common stock of Advantest Corporation
    acquisition rights                                        (each stock acquisition right shall be exercisable
                                                              for 100 shares)
5.  Total subscription price to be paid upon exercise of      860,000 Yen (8,600 Yen per share)
    each stock acquisition right
6.  The total value of all shares (newly issued shares or     68,800,000 Yen
    treasury shares) issued or delivered upon the exercise
    of stock acquisition rights
7.  Exercise period of the stock acquisition rights           Between April 1, 2006 and March 31, 2010
8.  The amount of the issuance price of the newly issued      4,300 Yen per share
    shares issued pursuant to the exercise of stock
    acquisition rights that will be incorporated into
    capital
9.  The number of employees receiving stock acquisition       Employees of the Company's overseas subsidiaries,
    rights                                                    totaling 6



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


For Reference


(1)   The date of the meeting of the Board of Directors       May 25, 2005
      setting the date for the annual general meeting of
      shareholders
(2)   Date of the resolution made pursuant to the annual      June 28, 2005
      general meeting of shareholders